

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2020

Scott L. Mathis
President & Chief Executive Officer
Gaucho Group Holdings, Inc.
135 Fifth Avenue, Floor 10
New York, NY 10010

> **Re: Gaucho Group Holdings, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed February 4, 2020**
> **File No. 333-233586**

Dear Mr. Mathis:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1/A filed February 4, 2020

General

1. We note your revised disclosure and the statement that "there is no guarantee that the public offering price per Share post-Offering will not decrease due to market conditions." Please revise the cover page and plan of distribution to clarify the timing of your reverse split, approval from Nasdaq, and the closing of the offering. As your anticipated post-reverse stock split price may vary from $7.40 per share and the 1-20 ratio, please revise to clarify the extent to which potential investors will be able to check the actual post-split market price before confirming purchases in this offering.

You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Victoria Bantz